Mail Stop 4561

October 15, 2007

Robert W. Shaw
Chief Executive Officer
ArcSight, Inc.
5 Results Way
Cupertino, California 95014

> Re: **ArcSight, Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 11, 2007**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 20, 2007**
> **File No. 333-145974**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are in receipt of your request for confidential treatment of certain portions of Exhibits 10.16 and 10.18 to the registration statement. We will convey comments to you on that request under separate cover. We will also contact you separately regarding the graphics in your prospectus.

2.   We note that you have included as exhibits to Exhibits 99.1 and 99.2 to your
        registration statement what appear to be excerpts from reports by TheInfoPro, Inc.
        and International Data Corporation. Please provide the dates of the underlying
        reports, as well as copies of the reports themselves. Also, please tell us whether
        the reports were prepared for you.

Prospectus Summary, page 1

3.   Please provide supplemental, qualitative and/or qualitative support for the
        assertion that you are a "leading" provider.

4.   On page 3, you refer to your technology partners. Please concisely explain this
        reference here.

Risk Factors, page 7

5.   Your prospectus contains a lengthy presentation of risk factors. Item 503(c) of
        Regulation S-K requires a concise discussion of the most significant factors that
        make the offering speculative or risky. The item specifically proscribes the
        discussion of risks that could apply to any issuer or offering. The effect of a
        lengthy risk factors section is to make it difficult for the reader to identify and
        focus on those risks that specifically pertain to your offering. Consider
        eliminating of revising the following: the list of factors that could cause operating
        results to fluctuate; the repetitive disclosure in the competition risk factors; the list
        of factors pertaining to the risks of international operations; the ability to attract
        and retain personnel; the failure to manage future growth effectively; the list of
        factors relating to future acquisitions; necessity of maintaining financial controls;
        potential inability to raise future capital; and the list of factors relating to potential
        volatility of your common stock. Please also consider shortening the risk factor
        description in the prospectus summary.

We have limited operating history…, page 7

6.   The references to your operating history and the word "consistent" in the title of
        this risk factor tend to mitigate the risk you describe. Please revise.

7.   The sentence regarding your recent revenue growth in this risk factor also has the
        effect of mitigating the stated risk. Please put this statement in context or relocate
        this disclosure.

If we fail to further develop and manage our distribution channels…, page 9

8.   Either here or elsewhere in the narrative disclosure, please quantify the percentage of your revenues that is attributable to channel partners

Because we derive a substantial majority of our revenues from ArcSight ESM…, page 10

9.   Please remove the references to your "widespread" market acceptance and your satisfaction of customer demands from the title of this risk factor. Please also quantify the term "substantial majority."

If we are unable to successfully market…, page 10

10.   This risk factor is repetitive of the risks that have come before it, and takes the form of a projection as to future growth. Please revise accordingly.

Our business in countries with a history of corruption…, page 16

11.   Please tell us the specific East Asian, Middle Eastern and African countries in which you have operations.

We rely on software licensed from other parties…, page 18

12.   Please clarify your dependence on third party software.

Use of Proceeds, page 27

13.   Please tell us whether you have a business plan relating to the conduct of your business following any receipt of proceeds of a public offering. If such a plan has been presented to your board of directors or to the underwriters in this offering, please revise this section to accord with that plan. For instance, elsewhere in the prospectus, you state that you intend to expand sales and marketing, channel sales and product development. Please tell us the extent to which you intend to use the proceeds of the offering for these purposes.

Management's Discussion and Analysis, page 34

Internal Control Over Financial Reporting, page 37

14.   Please tell us whether there are any material costs associated with the remediation efforts regarding the material weakness identified during the fiscal 2007 audit.

Critical Accounting Policies, Significant Judgments and Estimates, page 38

Stock-Based Compensation, page 40

15.   We have received your letter dated September 18, 2007 summarizing your stock
        option pricing. Please note that a significant focus of our comments regarding
        these issues is on the disclosure in your registration statement, which your letter
        does not address. Please note that your revised disclosure should incorporate
        much of the information contained in your letter and that information should be
        substantially revised to include robust disclosure of quantitative information. We
        will review your revised disclosures and any other information provided in your
        response together and issue further comments as appropriate.

16.   Please revise to disclose the following information related to issuances of equity
        instruments:

        •   discuss the significant factors considered, assumptions made, and
            methodologies used in determining the fair value of the underlying common
            stock for option grants prior to the adoption of SFAS 123R, those used in
            determining the fair value of the options for option grants subsequent to
            adoption of SFAS 123R and for other equity related issuances not accounted
            for under APBO No. 25 or SFAS 123R. In addition, discuss consideration
            given to alternative factors, methodologies and assumptions; and

        •   discuss each significant factor contributing to the difference between the
            estimated IPO price and the fair value determined, either contemporaneously
            or retrospectively, as of the date of each grant and equity related issuance.
            This reconciliation should describe significant intervening events within the
            company and changes in assumptions as well as weighting and selection of
            valuation methodologies employed that explain the changes in the fair value
            of your common stock up to the filing of the registration statement.

Results of Operations, page 43

Comparison of Fiscal Year 2007 and Fiscal Year 2006, page 44

Revenues, page 44

Maintenance and Services Revenues, page 45

17.   Your disclosures indicate that the increase in maintenance revenues is due to a
        larger installed base. Please describe to us the extent to which you use "installed
        base" as a key indicator in managing your business and indicate whether you

believe that this metric contributes meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing this metric in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Product Revenues, page 35

18.   Please discuss the average ESM transaction size for the periods presented.

Liquidity and Capital Resources, page 48

Operating Activities, page 48

19.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly. See Section IV.B.1 of SEC Release 33-8350.

Quantitative and Qualitative Disclosures about Market Risk, page 50

20.   We note that you have entered into foreign currency forward and option contracts to manage your currency exposures. Please tell us your analysis as to the applicability of Item 305 of Regulation S-K to these activities. In this regard, on page 16, you list fluctuations in exchange rates as a material risk.

Business, page 51

21.   Please describe in this section the general development of your business during the past five years. See Item 101(a) of Regulation S-K.

22.   Please describe in this section any material portion of your business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity. See Item 101(c)(1)(ix) of Regulation S-K.

23.   Item 101(d) of Regulation S-K permits you to disclose financial information about geographic areas in your financial statements, so long as, in the business section, you provide a cross-reference to this discussion. Please provide the cross-reference.

24.   You reference Oracle as one of your technology partners in several places in the prospectus. You have also filed as an exhibit to the registration statement an agreement with Oracle for which you have requested confidential treatment. However, you do not appear to have described this relationship in the prospectus. Please explain your relationship with Oracle in the Business section.

25.   Please discuss in this section your sales through channel partners, such as resellers and systems integrators.

Our Strategy, page 56

26.   On page 57, you state that more enterprises will use your platform, and that you will therefore become an even more strategic part of your customers' infrastructure. Please provide quantitative or qualitative support for these projections, and do not phrase them as assertions.

Case Studies, page 61

27.   Please tell us the names of these entities on a supplemental basis and tell us whether these customers have reviewed the corresponding disclosure. We may have further comment.

Competition, page 65

28.   Throughout this section, you identify competitive factors for certain products and platforms, and then state that you believe you compete favorably with respect to these factors. Please identify the negative factors pertaining to your competitive position. If there are no negative factors pertaining to your competitive position, or if you do not know or cannot evaluate these negative factors, please so state. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 66

29.   Please describe the duration of your two issued patents and the importance of those patents to your business. See Item 101(c)(1)(iv) of Regulation S-K.

Management, page 68

30.   Please consider whether there is anything to disclose regarding Mr. Ryles' employment from September 2002 to December 2004. See Item 401(e) of Regulation S-K.

Executive Compensation, page 74

Compensation Discussion and Analysis, page 74

31.   Please include in your analysis a discussion of any material actions regarding
        executive compensation taken after the end of your last fiscal year. Please see
        Instruction 2 to Item 402(b) of Regulation S-K.

Base Compensation, page 76

32.   Please disclose what you mean when you refer to salaries near the median of
        salaries of executives with similar roles at comparable companies. That is, if
        material, please disclose when, why, and to what extent you would deviate or
        have deviated from the median.

33.   Please disclose the extent to which the salaries of Mr. Shaw and Mr. Njemanze
        exceed the median salaries of comparable officers at comparable companies, and
        disclose why these persons are "uniquely key" to your success in a way that other
        CEOs and CTOs are not.

34.   In the last full paragraph on page 76, you disclose that "market trends" may cause
        you to increase salaries. Please elaborate on this disclosure, in particular by
        showing how this differs from mere realignment to the benchmarks, as described
        later in the same paragraph.

Equity Compensation, page 77

35.   Please disclose why the award to Mr. Reilly apparently vests on a different
        schedule from all other options you have granted upon hiring executive officers.

36.   Please disclose how you determined the specific amounts of equity compensation
        awarded to the named executive officers in fiscal 2007.

Cash Bonuses Under Our Bonus and Profit Sharing Plans, page 78

37.   Please describe the varieties of individual performance objectives which inform
        your bonus decisions. See Item 402(b)(2)(vii) of Regulation S-K. Please also
        disclose why bonuses awarded to Mr. Shaw are not subject to any individual
        performance evaluations.

38.   Please specifically disclose why bonuses for Mr. Mosher are awarded based on
        considerations which differ from those applied to other executive officers of your
        company.

Certain Relationships and Related Party Transactions, page 95

39.   You state in the introductory paragraph that you have disclosed related party transactions that are in effect. Please note that Item 404 of Regulation S-K requires disclosure of such transactions during your last fiscal year and the two preceding fiscal years. See Instruction 1 to Item 404. Please revise your disclosure as appropriate. For example, consider whether there is anything to disclose regarding the employee loans you discuss on pages 46 and F-32.

40.   Throughout this section, please identify the related persons and affiliated entities to whom this disclosure relates, and disclose the basis on which the person is a related person. See Item 404(a) of Regulation S-K.

Underwriters, page 105

41.   We note your statement that "After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives." Please clarify this disclosure. If you are referring to unsold allotments, please so state.

42.   Please identify any principal underwriter that intends to sell to discretionary accounts. See Item 508(j) of Regulation S-K. This information must be contained in a pre-effective amendment if the information is not currently available.

43.   Please furnish a brief description of your indemnification of the underwriters. See Item 508(g) of Regulation S-K.

Consolidated Financial Statements

General

44.   Please revise your registration statement to include updated financial statements and related consents. Refer to Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

45.   You disclose on page F-11 that revenue from certain arrangements is recognized ratably due to the lack of VSOE of one of more undelivered elements. Please tell us where you included the revenue for these arrangements in your Statements of Operations. For instance, tell us whether the revenue is included in a single line item (i.e. product revenue or maintenance and service revenue) or if you allocate

the revenue from these arrangements between the two revenue line items based on a certain methodology and, if so, please describe that methodology. In addition, explain how your classification of this revenue complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

46. We note in your disclosure that you establish VSOE of fair value for maintenance services in your multiple element arrangements "based on renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive." Please describe to us the process used to establish VSOE for maintenance and support services. Your response should address any analyses undertaken to evaluate separate sales and how you determine that renewal rates are substantive. Refer to the authoritative accounting guidance as appropriate.

47. We note that for certain transactions you consider a binding purchase order to be evidence of an arrangement. Please describe to us the terms that are documented within these purchase orders and tell us whether you subsequently obtain written contracts related to these arrangements.

48. We note your disclosure that if a fee is subject to refund, forfeiture, concession or adjustment, you recognize revenue when the right to refund, forfeiture, concession or adjustment lapses. Please revise your disclosure to clarify the terms that result in such deferrals and provide an indication as to the frequency in which you offer such terms.

Note 9. Stock-Based Compensation, page F-26

49. We note the information provided in your letter dated September 18, 2007. To the extent that your letter does not include the bulleted items below, please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

- the nature and type of stock option or other equity related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity related issuance;

- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and
- indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

50.   Please provide us with your proposed IPO price.

51.   As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

52.   We note your disclosure on page 41 and F-28 which refers to an analysis performed by a third-party valuation firm. When you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the expert's consent following Rule 436(b) of Regulation C.

Note 10. Segment Information, page F-29

53.   Tell us how you considered the disclosures required under paragraph 37 of SFAS 131 regarding product and services revenues. In this regard, it appears that your professional and maintenance services, if material, may require separate disclosure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David W. Edgar at (202) 551-3459 or Christine E. Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (650) 938-5200
        David A. Bell, Esq.
        Fenwick & West LLP